

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Mr. Crocker Coulson
Director, Chief Executive Officer and Chief Financial Officer
China Rising II, Inc.
1325 Avenue of the Americas, Suite 2800
New York, New York 10019

Re: China Rising II, Inc.
Form 10
Filed July 22, 2010
File No. 000-54043

Dear Mr. Coulson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Evaluating Target Companies, page 2

1.   Please provide more information with respect to the "certain circumstances" under which you would consider a business combination with a company located or operating in a country other than the People's Republic of China ("China").

2.   We note your disclosure that you have held discussions with at least one target company with whom you might engage in a business combination. Please provide any updated

information with respect to these discussions, and please provide a time frame for when these discussions have taken place.

Form of Business Combination, page 3

3.   Please revise the third paragraph of this section to name Mr. Coulson specifically. Additionally, in this paragraph and throughout the filing, please refrain from making references to the company's directors, executive officers and stockholders without making it clear that the company has only one such person at this time.

Item 1A. Risk Factors

We have incurred, and are likely to continue to incur, losses, page 5

4.   Please avoid making statements such as "there can be no assurance" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

We have not identified a specific potential target company and there are no existing agreements for a business combination at this time, page 5

5.   Revise this risk factor to reference the discussions that you have had with the target company as disclosed on page 2.

Management intends to devote only a limited amount of time seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate, page 6

6.   Please revise this risk factor to include your disclosure on page 2 that the lack of information which may be available regarding private companies may limit the amount of due diligence that you are able to perform of potential target companies.

There may be conflicts of interest between management and other stockholders of the Company, page 7

7.   In the second, third and fourth paragraphs of this section, please provide the specific names of the companies referenced. Please make corresponding changes to Item 7 on page 18.

Any potential business combination with a foreign target company may subject us to additional significant risks, page 9

8.   Please address any complications that may arise regarding service of process to potential company executives, directors or employees located in China or any other foreign

jurisdiction.

Our stockholders will likely have a minority interest in the Company following a business combination, page 13

9.   Please revise this risk factor to include your disclosure on page 3 that due to certain tax considerations, then-existing stockholders may retain in the aggregate 20% or less of the total issued and outstanding shares of the Company.

There is currently no trading market for our Common Stock, and liquidity of shares of our Common Stock is limited, page 14

10.   Please revise your disclosure in this section to clarify that the certain restrictions set forth in the Wulff Letters were reversed, allowing stockholders to rely on the exemption from registration provided by Rule 144 if certain requirements are met.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

11.   Please add a risk factor to correspond to the disclosure provided in the first two paragraphs on this page which discusses the risks associated with targeting a financially unstable business.

12.   Please provide information with respect to the company's capital resources and contractual obligations, or please disclose if there are none. Refer to Item 303 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered

Preferred Stock, page 19

13.   We note your disclosure that the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the company. Please provide a brief description of these circumstances, or cross reference to a description in another part of the document. Refer to Item 202(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
        Mr. Lance Jon Kimmel, Esq.
        SEC Law Firm
        (310) 388-1320